Genius Brands International, Inc.

190 N. Canon Drive, 4th Fl.

Beverly Hills, CA 90210

September 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Genius Brands International, Inc.
Registration Statement on Form S-3
Filed on September 4, 2020
File No. 333-248623
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Genius Brands International, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Tuesday, September 15, 2020, at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

Thank you very much for your assistance in this matter.

Very truly yours,

GENIUS BRANDS INTERNATIONAL, INC.

By: /s/ Andy Heyward
Name: Andy Heyward
Title: Chief Executive Officer

cc:	Nicholas Lamparski, Securities and Exchange Commission
Bob Denton, Genius Brands International, Inc.
Michael Jaffa, Genius Brands International, Inc.
Lawrence Elbaum, Vinson & Elkins L.L.P.